UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240-d-2(a)

(Amendment No. 1)*

BRIDGEPOINT EDUCATION, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

10807M 10 5

(CUSIP Number)

Andrew S. Clark

c/o Bridgepoint Education, Inc.

13500 Evening Creek Drive North, Suite 600

San Diego, CA 92128

(858) 668-2586

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10807M 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Andrew S. Clark

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 3,121,237 (includes right to acquire 3,121,137 shares)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,121,237 (includes right to acquire 3,121,137 shares)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,121,237 (includes right to acquire 3,121,137 shares)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Bridgepoint Education, Inc., a Delaware corporation (the “issuer”), whose principal executive offices are located at 13500 Evening Creek Drive North, Suite 600, San Diego, CA 92128.

Item 2.	Identity and Background.

Andrew S. Clark (the “reporting person”) is an individual whose business address is c/o Bridgepoint Education, Inc., 13500 Evening Creek Drive North, Suite 600, San Diego, CA 92128.  He is a citizen of the United States of America and his present principal occupation and employment is serving as the CEO and President of the issuer, whose business address is set forth above.  The reporting person is also a director of the issuer.

During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction relating to any violation of federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The reporting person acquired beneficial ownership of the Common Stock as follows:

•      In November 2003 and February 2004, the reporting person acquired 75,000 and 53,333 shares of Series A Convertible Preferred Stock from the issuer, respectively, which shares were convertible into an aggregate of 290,723 shares of Common Stock.  To finance the reporting person’s purchase of 75,000 shares of Series A Convertible Preferred Stock in November 2003, Warburg Pincus Private Equity VIII, L.P. (“Warburg Pincus”) loaned $75,000 to the reporting person.  In connection with such loan, the reporting person entered into a Secured Recourse Promissory Note and Pledge Agreement with Warburg Pincus which provided that the principal amount due under the note would accrue simple interest at a rate of 8% per year until November 26, 2005, the maturity date, after which time interest would accrue at a penalty rate of 16% per year, compounded monthly. The loan was secured by 75,000 shares of Series A Convertible Preferred Stock held by the reporting person.  The reporting person repaid the loan in full on March 10, 2009, at which time the amount due under the note was $146,740 (including accrued interest of $71,740).

•      In February 2006, the reporting person acquired a stock option to purchase up to an aggregate of 2,981,404 shares of Common Stock at an exercise price of $0.315 per share under the issuer’s 2005 Stock Incentive Plan (“2005 Plan”).  Of the shares underlying the option, 864,409 were time-vested, 864,409 were performance-vested and 1,252,586 were exit-vested (as described in Item 5(c) below).

•      In November 2007, the reporting person acquired a stock option to purchase up to an aggregate of 288,888 shares of Common Stock at an exercise price of $0.585 per share under the 2005 Plan.  Of the shares underlying the option, 72,222 were time-vested, 72,222 were performance-vested and 144,444 were exit-vested (as described in Item 5(c) below).

•      In April 2009, the reporting person purchased 100 shares of Common Stock, representing the ceremonial first purchase of shares of Common Stock upon the issuer’s commencement of trading on the New York Stock Exchange.

The Series A Convertible Preferred Stock, the Common Stock and the stock options held by the reporting person are collectively referred to as the “Securities.”  See Item 5(c) for a discussion of the reporting person’s transactions in the Securities within the last 60 days.

The reporting person acquired all shares of Series A Convertible Preferred Stock using personal funds (other than the loan from Warburg Pincus discussed above). Except for the loan from Warburg Pincus, none of such acquisitions involved bank or other financing.  The reporting person acquired certain shares of Common Stock upon the optional conversion of the Series A Convertible Preferred Stock.  The reporting person acquired certain shares of Common Stock upon the exercise of stock options pursuant to the 2005 Plan using the proceeds from the sale of such shares in the issuer’s initial public offering. All stock options were acquired by the reporting person pursuant to the issuer’s employee benefit plans.

Item 4.	Purpose of Transaction.

The reporting person has acquired the Securities for investment purposes.  The reporting person will continue to evaluate his ownership and voting position in the issuer and may consider the following future courses of action:  (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of the Common Stock in the open market, upon the exercise of options or in privately-negotiated transactions.  The reporting person is listed as a prospective selling stockholder in a prospectus included in a Form S-1 Registration Statement filed by the issuer on August 26, 2009 (File No. 333-161549). Except as set forth above the reporting person has not as yet determined which of the courses of action specified in this paragraph he may ultimately take.

Except as set forth above, the reporting person has no other existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D.  Notwithstanding the above, the reporting person may, in his capacity as an executive officer and/or director of the issuer, have plans or proposals relating to items (a) through (j) above and to such extent the reporting person declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his status as a stockholder instead of an executive officer and/or director.

Item 5.	Interest in Securities of the Issuer.

(a)           As of August 15, 2009, the reporting person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 3,121,237 shares of Common Stock, which includes 3,121,137 shares issuable upon the exercise of options that are exercisable within 60 days of August 15, 2009.  Accordingly, the reporting person beneficially owns 5.5% of the outstanding shares of Common Stock, based upon 53,333,361 shares outstanding as of August 15, 2009 (as reported in the issuer’s Form S-1 filed on August 26, 2009).

(b)           As of August 15, 2009, the reporting person has sole power to vote or dispose of 3,121,237 shares of Common Stock, which includes 3,121,137 shares issuable upon the exercise of options that are exercisable within 60 days of August 15, 2009.

(c)           On April 14, 2009, the reporting person acquired as compensation an option to purchase up to an aggregate of 666,666 shares of Common Stock at an exercise price of $10.50 per share under the issuer’s 2009 Stock Incentive Plan (“2009 Plan”).  Subject to the reporting person’s continuing service, this option vests and becomes exercisable as follows: (i) 25% of the option vests on the first anniversary of the vesting commencement date, (ii) an additional 2% of the option vests on each monthly anniversary of the vesting commencement date for the thirty-three months following the first anniversary of the vesting commencement date and (iii) an additional 3% of the option vests on each of the 46th, 47th and 48th monthly anniversaries of the vesting commencement date. The vesting commencement date for this option is April 14, 2009.

On April 15, 2009, the reporting person purchased 100 shares of Common Stock at a price of $10.50 per share.  This transaction represents the ceremonial first purchase of shares of Common Stock upon the issuer’s commencement of trading on the New York Stock Exchange.  The reporting person acquired these shares using personal funds.

On April 20, 2009, at the closing of the issuer’s initial public offering of Common Stock pursuant to the issuer’s registration statement on Form S-1 (File No. 333-156408) filed on December 22, 2008:

•      The reporting person acquired 290,723 shares of Common Stock upon the optional conversion of 128,333 shares of Series A Convertible Preferred Stock;

•      The reporting person acquired 55,267 shares of Common Stock at a price of $0.315 per share upon the exercise of a stock option, using personal funds; and

•      The reporting person sold 345,990 shares of Common Stock at a price of $9.8175 per share to the underwriters as part of the issuer’s initial public offering.

Acceleration of exit options. In 2006 and 2007, the reporting person was awarded stock options to purchase an aggregate of 3,270,292 shares of Common Stock, of which 1,397,030 shares in the aggregate were exit-vested.  Under their original terms, the exit-vested portions of the options were scheduled to vest upon (i) a change in control of the issuer (as defined in the option agreements) or (ii) a “liquidity event” (as defined in the option agreements), subject in each case to the reporting person’s continued service through the date of the change in control or liquidity event. Additionally, for vesting to occur, Warburg Pincus must have received proceeds from such change in control or liquidity event that were equal to or greater than, as of the date of the transaction, four times the aggregate purchase price that Warburg Pincus paid for the equity securities being sold. Under the original terms of the options, the exit-vested portions of the options scheduled to vest upon a liquidity event were determined in each case by multiplying the number of shares underlying the exit-vested portion of the option by the relative percentage of the issuer’s equity securities that Warburg Pincus sold in connection with the liquidity event.

In March 2009, the issuer’s board of directors amended the exit-vested portions of the options held by the reporting person to add an additional vesting condition so that the number of shares underlying the options that would not have vested upon the closing of the issuer’s initial public offering, under the original terms of the options, would vest in full upon the closing of such offering.  Consequently, on April 20, 2009, at the closing of the issuer’s initial public offering, the reporting person acquired the immediate right to purchase, pursuant to the exit-vested portions of the options, (i) 1,252,586 shares of Common Stock at a purchase price of $0.315 per share and (ii) 144,444 shares of Common Stock at a purchase price of $0.585 per share.

Other than the transactions described above, the reporting person has not effected any transaction in the Securities within the past 60 days.

(d)           None, except to the extent a portion of the shares of Common Stock beneficially owned by the reporting person may be owned with the reporting person’s spouse as community property under the laws of the State of California.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The reporting person is a party to the following contracts and arrangements with the issuer with respect to (i) the acquisition of Common Stock from the issuer and (ii) registration rights relating to Common Stock which the reporting person has or may acquire:

•      The reporting person may acquire up to 2,926,137 shares of Common Stock at an exercise price of $0.315 per share pursuant to a stock option awarded to the reporting person on February 16, 2006 under the 2005 Plan. This option is fully vested.  The 2005 Plan and the form of Stock Option Agreement and Notice of Option Grant for this stock option are incorporated herein by reference as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D.

•      The reporting person may acquire up to 288,888 shares of Common Stock at an exercise price of $0.585 per share pursuant to a stock option awarded to the reporting person on November 27, 2007 under the 2005 Plan.  Of the shares subject to the option, 72,222 are time-vested, 72,222 are performance-vested and 144,444 are exit-vested.  The exit-vested portion of the option vested in full upon the closing of the issuer’s initial public offering, as described in Item 5(c) above.  Subject to the reporting person’s continuing service, the time-vested portion of the option vests and becomes exercisable as follows: (i) 25% of the option vests on the first anniversary of the vesting commencement date, (ii) an additional 2% of the option vests on each monthly anniversary of the vesting commencement date for the thirty-three months following the first anniversary of the vesting commencement date and (iii) an additional 3% of the option vests on each of the 46th, 47th and 48th monthly anniversaries of the vesting commencement date. The vesting commencement date for the time-vested portion of the option is November 27, 2007.  Subject to the reporting person’s continuing service, the performance-vested portion of the option vests and becomes exercisable as follows: beginning with fiscal year 2008 and ending with fiscal year 2011, 25% of the option vests for each fiscal year in which the issuer’s performance targets (as defined in the stock option award), based on the issuer’s annual revenue and annual EBITDA, are achieved. For any fiscal year in which the annual performance targets are not achieved, such portion will vest if in any subsequent fiscal year the cumulative revenue and EBITDA targets are achieved (the cumulative targets are defined in the stock option award).  The 2005 Plan and the form of Stock Option Agreement and Notice of Option Grant for this stock option are incorporated herein by reference as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D.

•      The reporting person may acquire up to an aggregate of 666,666 shares of Common Stock at an exercise price of $10.50 per share pursuant to a stock option awarded to the reporting person on April 14, 2009 under the 2009 Plan.  Subject to the reporting person’s continuing service, this option vests and becomes exercisable as follows: (i) 25% of the option vests on the first anniversary of the vesting commencement date, (ii) an additional 2% of the option vests on each monthly anniversary of the vesting commencement date for the thirty-three months following the first anniversary of the vesting commencement date and (iii) an additional 3% of the option vests on each of the 46th, 47th and 48th monthly anniversaries of the vesting commencement date. The vesting commencement date for this option is April 14, 2009.  The 2009 Plan and the form of Nonstatutory Stock Option Agreement for this stock option are incorporated herein by reference as Exhibits 99.3 and 99.4, respectively, to this Schedule 13D.

•      The reporting person is a party to a Second Amended and Restated Registration Rights Agreement dated August 26, 2009, among the issuer, Warburg Pincus and certain other security holders of the issuer pursuant to which the reporting person possesses certain registration rights relating to Common Stock which the reporting person has or may acquire. This agreement is incorporated by reference as Exhibit 99.5 to this Schedule 13D.

Other than the agreements reflected above, the reporting person has not entered into any contract, arrangement or understanding with respect to the Common Stock.  None of the Common Stock beneficially owned by the reporting person is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such stock.

Item 7.	Material to be Filed as Exhibits.
The following documents are incorporated by reference to this Schedule 13D:

Exhibit	Description

99.1	Amended and Restated 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the issuer’s registration statement on Form S-1, File No. 333-156408, filed on December 22, 2008).

99.2

2005 Stock Incentive Plan—Form of Stock Option Agreement and Notice of Option Grant for Andrew S. Clark, Daniel J. Devine, Rodney T. Sheng and Christopher L. Spohn (incorporated by reference to Exhibit 10.4 to the issuer’s registration statement on Form S-1, File No. 333-156408, filed on December 22, 2008).

99.3

Bridgepoint Education, Inc. 2009 Stock Incentive Plan (as amended and restated March 31, 2009) (incorporated by reference to Exhibit 10.5 to the issuer’s registration statement on Form S-1, File No. 333-156408, filed on December 22, 2008).

99.4

Form of Nonstatutory Stock Option Agreement for Executives and Senior Management for the 2009 Stock Incentive Plan (incorporated by reference to Exhibit 99.4 to the issuer’s registration statement on Form S-8, File No. 333-159220, filed on May 13, 2009).

99.5

Second Amended and Restated Registration Rights Agreement dated August 26, 2009 (incorporated by reference to Exhibit 4.4 to the issuer’s registration statement on Form S-1, File No. 333-161549, Filed on August 26, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2009
Dated:
/s/ Andrew S. Clark

Andrew S. Clark